MAIL STOP 3561

February 9, 2006

Mr. Pengcheng Chen
Chief Executive Officer
Kushi Natural Foods Corp.
3rd Floor, A Tower of Chuang Xin
Information Building No. 72
Second Keji Road, Hi Tech Zone
Xi'An, China

> **Re: Kushi Natural Foods Corp.**
> **Form 8-K/A**
> **Filed January 18, 2006**
> **Form 10-QSB/A For Fiscal Quarter Ended September 30, 2005**
> **Filed January 18, 2006**
> **File No. File 000-30115**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed January 18, 2006

Consolidated Financial Statements for the Years Ended December 31, 2004 and 2003

Consolidated Balance Sheet, F-2

1. We reviewed your response to our prior comment 2. Your response did not address our entire comment. You had originally recorded $2,023,535 in Patent Rights of which $1,208,080 was recorded as a deemed distribution to a shareholder. Please explain to us the reasons for eliminating the remaining $815,455 balance of the Patent Rights asset.

2. We note you provided annual financial statements audited by a new auditor in response to our prior comment 2. The financial statements have been restated in that they differ from the financial statements filed in the original Form 8-K. If financial statements that have been filed with the Commission are subsequently restated, the financial statements must include prominent disclosure that they have been restated, an explanatory footnote must describe and quantify the revisions as contemplated by paragraph 37 of APB 20, and the audit report covering the revised financial statements must state that the financial statements have been revised and must also reference the explanatory footnote. Please revise to disclose prominently on the face of the financial statements that they have been revised, provide a note to the financial statements that thoroughly explains and quantifies all revisions made in accordance with paragraph 37 of APB 20, and advise your independent accountant to revise its report to refer to the restatement and the explanatory note. Also, provide us with an analysis of the revisions made by major financial statement line item. Include both before and after amounts, the adjustment made and an explanation supporting the adjustment.

Consolidated Financial Statements for the Interim Period Ended March 31, 2005

Financial Statements

Statement of Cash Flows, F-5

3. Tell us where you recorded the March 14, 2004 distribution to a stockholder of $1,208,080 in the statement of cash flows for the period ended March 31, 2004. This comment also applies to the statement of cash flows for the six months ended June 30, 2004.

Notes to Financial Statements

<u>Note 1 – Organization and Summary of Significant Accounting Policies, F-8</u>

4. We reviewed your disclosure of a minority interest of 8% in one subsidiary, Xi'an Hanxin Technology Co. Tell us where you have recorded the minority interest of approximately $241,616 related to the June 2005 formation of a trading company for which your CEO was advanced $483,232 in 2004 as disclosed Note 3 of your annual financial statements. Please revise your disclosure accordingly.

<u>Form 10-QSB/A for the Quarter Ended September 30, 2005</u>

<u>General</u>

5. Please revise Form 10-QSB/A for the quarter ended September 30, 2005, as necessary, to address the above comments on Form 8-K/A filed January 18, 2006.

<u>Other Regulatory</u>

6. Considering you restated Hanxin's financial statements for the year ended December 31, 2004 and interim period ended March 31, 2005, please file an Item 4.02 Form 8-K related to these restatements and any other planned restatements.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

cc: Steven W. Schuster, Esq.